July 30, 2024

BY EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Fay
Li Xiao

Re: Orthofix Medical Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed March 5, 2024

File No. 000-19961

Ladies and Gentlemen:

Set forth below are the responses of Orthofix Medical Inc. (the “Company”) to the Staff’s letter of comment, dated July 17, 2024 (the “Comment Letter”), relating to disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Consolidated Financial Statements

16. Business Segment Information, Page F-31

1.
Please remove your non-GAAP measure Consolidated adjusted EBITDA from your segment footnote, and provide a reconciliation that complies with ASC 280-10-50- 30(b), in future filings. In this regard, please provide a total of your two reportable segments' measures of profit and loss and reconcile it to your loss before income taxes. Also refer to Rule 10(e)(1)(ii)(C) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended June 30, 2024, revise its disclosure to address the Staff’s comment. The Company understands that the requirements as put forth under ASC 280-10-50-30(b) require that the following be disclosed as it pertains to the Company’s segments:

The total of the reportable segments’ measures of profit or loss to the public entity’s consolidated income before income taxes and discontinued operations.

Accordingly, the Company will remove the caption “Consolidated adjusted EBITDA” from the referenced Business Segments Information footnote and will revise the disclosure to present a sum of adjusted EBITDA for the Company’s two reportable segments: (i) Global Spine and (ii) Global Orthopedics.

3451 Plano Parkway | Lewisville, Texas 75056 | 214.937.2000

www.orthofix.com

2.
As a related matter, please remove your non-GAAP measure from the Segment Review section in MD&A. In addition, if you elect to present your non-GAAP measure Consolidated adjusted EBITDA in your filing, please start your reconciliation with loss before income taxes, the GAAP measure, and end the reconciliation with Consolidated adjusted EBITDA. Refer to Non-GAAP Financial Measures Compliance & Disclosure Interpretations Question 102.10(a).

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended June 30, 2024, remove the presentations of and references to Consolidated Adjusted EBITDA in MD&A. To the extent that the Company determines in the future to disclose Consolidated Adjusted EBITDA in MD&A, it will provide equal or greater prominence to net income (loss), and begin the related reconciliation with that GAAP measure and end it with Consolidated Adjusted EBITDA. The Company will also revise its segment-related disclosures in MD&A to remove presentations of and references to non-GAAP measures, and only include segment reporting metrics that in the Company’s judgment are necessary to an understanding of the Company’s business (such as net sales by reporting segment).

* * * * *

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (214) 937-2000. Thank you for your assistance.

Sincerely,

/s/ Julie Andrews
Julie Andrews
Chief Financial Officer
Orthofix Medical Inc.

CC:	Geoffrey Gillespie, Chief Accounting Officer

3451 Plano Parkway | Lewisville, Texas 75056 | 214.937.2000

www.orthofix.com